Calculation of Filing Fee Tables

Schedule 14A

Haymaker Acquisition Corp. III

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Maximum Aggregate Offering Price	Fee Rate	Amount of Filing Fee

Fees to Be Paid	$545,113,000	0.0000927	$50,532

Fees Previously Paid	—	—	—

Total Transaction Valuation(1)	$545,113,000	—	—

Total Fees Due for Filing	—	—	$50,532

Total Fees Previously Paid	—	—	—

Total Fee Offsets	—	—	—

Net Fee Due	—	—	$50,532

(1)

Represents aggregate consideration, consisting of (i) $555,000,000, the equity value of BioTE Holdings, LLC (“Biote”), minus (ii) $9,887,000, the aggregate amount of transaction expenses incurred by Biote in connection with the business combination.

Table 2: Fee Offset Claims and Sources

	Registrant or Filer Name	Form or Filing Type	File Number	Initial Filing Date	Filing Date	Fee Offset Claimed	Fee Paid with Fee Offset Source

Fee Offset Claims	—	—	—	—	—	—	—

Fee Offset Sources	—	—	—	—	—	—	—